Exhibit 99.1

Westport Acquires Alternative Fuel Vehicle Sweden AB, European Natural Gas System Supplier to Volvo Cars

~ Acquisition Marks Continued Expansion into Growing Automotive Segment for Global Leader in Natural Gas Engines ~

VANCOUVER, Oct. 12, 2011 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), the global leader in natural gas engines, today announced that it has acquired Alternative Fuel Vehicle Sweden AB (AFV) of Gothenburg, Sweden for approximately SEK 51 million (approximately US$7.6 million). AFV is the sole supplier of natural gas fuel systems to Volvo Car Company (VCC).

"Natural gas technology is playing an increasingly important role in European automotive markets, where there is a longstanding interest in cleaner, more economical transportation solutions," said Ian Scott, President of Westport Light Duty (LD). "We have seen steadily growing demand in Sweden, particularly from corporate and fleet customers. As fuelling infrastructure continues to expand and more automakers offer natural gas options, we expect to see that trend to continue across Europe."

Volvo dealers in Sweden have offered a bi-fuel 231-hp 2.5 litre turbocharged version of the popular V70 wagon, with the natural gas fuel system engineered and installed by AFV, since 2009. The Volvo V70 Bi-Fuel has been approved as a company car for Swedish businesses, and Swedish drivers can fuel up at more than one hundred public natural gas filling stations. In addition to emissions benefits, corporate and private customers are eligible for tax incentives that make natural gas an even more economical alternative. AFV now aims to expand into other European markets.

According to NGVA Europe, there are currently more than 1.4 million natural gas vehicles on European roads - most of them cars or other light duty vehicles - a more than three-fold increase over the past decade. Europe has more than 4,000 natural gas filling stations and demand for natural gas vehicles is expected to grow as tough new CO2 emission standards begin to take effect in 2012.

Founded in 2009 by a team of former Volvo employees, AFV builds and installs the natural gas systems at facilities located inside VCC's main production center in Gothenburg. In addition to close ties to management at both VCC and heavy duty vehicle producer Volvo AB, AFV has had strong support from one of Sweden's leading energy suppliers, Göteborg Energi.

The acquisition creates strong synergies for Westport LD, providing a highly competitive new OEM for Europe as well as proven OEM-level validation and integration capabilities and a high performance system. AFV's strength in Sweden complements Westport LD's existing presence in Europe and Asia.

The purchase price consists of a closing amount of approximately SEK 21 million (approximately US$3.1 million), of which SEK 14.3 million (approximately US$2.1 million) is payable in cash and SEK 6.7 million (approximately US$1.0 million) in shares of Westport's common stock with the number of shares calculated using a 20 day volume-weighted average price. Westport also assumes AFV's existing debt of approximately SEK 8.2 million (approximately US$1.2 million) and repays a SEK 2.8 million (approximately US$0.4 million) shareholder loan to Göteborg Energi. The total purchase price also includes earn-out payments of SEK 19.0 million (approximately US$2.8 million) payable in Westport shares and tied to revenue and production milestones to be achieved no later than December 31, 2014. AFV 2010 revenues were approximately SEK 42 million (approximately US$6.2 million) and is expected to add approximately US$1.5 million of revenue to Westport for the three months ended December 31, 2011.

About Westport Innovations Inc.

Westport Innovations Inc. is a global leader in alternative fuel, low-emissions technologies that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and renewable natural gas (RNG) fuels such as landfill gas. Our unique technologies reduce nitrogen oxides (NOx), particulate matter (PM), and greenhouse gas emissions (GHG). The Company focuses on three distinct categories or target markets - light-, medium-, and heavy-duty - through Westport business units or joint ventures. Westport LD is focused on light-duty automotive systems, components and engines, including 2.4L engines for industrial applications such as forklifts and oilfield service. Cummins Westport (CWI), a joint venture with Cummins, sells the world's broadest range of low-emissions alternative fuel engines for commercial urban fleets such as buses, refuse trucks and vocational vehicles. Westport Heavy Duty (Westport HD) is engaged in the engineering, design and marketing of natural gas-enabling technology for the heavy-duty diesel engine and truck market. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportWPRT.

Note:  This document contains forward-looking statements, including statements regarding the demand for our products, the future success of our business and technology strategies, investment, cash and capital requirements, intentions of partners and potential customers, the performance and competitiveness of our products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation, growth in demand as a result of new emission standards and terms of future agreements. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and assumptions include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, global government stimulus packages, the acceptance of natural gas vehicles in fleet markets, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the sufficiency of bio methane for use in our vehicles, the development of competing technologies as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by National Instrument 51-102.

For further information:

Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

CO: Westport Innovations Inc.

CNW 08:00e 12-OCT-11